UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 11, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                   Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 disclosure for composition of capital of UBS Group, updated as of 30 September 2015, which appears immediately following this page.

UBS Group – Basel III Pillar 3 disclosure for balance sheet reconciliation and composition of capital updated as of
30 September 2015

This document provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as well as information about the composition of our capital as of 30 September 2015. Information is provided on a phase-in basis. Refer to our UBS Group Basel III Pillar 3 First Half 2015 Report for more information on this disclosure as of 30 June 2015.

Balance sheet reconciliation and composition of capital

The Basel Committee on Banking Supervision and FINMA require banks to publish their capital positions according to common templates. The following tables provide the required information.

Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by BIS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 34: Composition of capital.”

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References [1]

CHF million	30.9.15
Assets
Cash and balances with central banks	96,535			96,535
Due from banks	13,222	(286)		12,936
Cash collateral on securities borrowed	28,568			28,568
Reverse repurchase agreements	73,382			73,382
Trading portfolio assets	127,177	(17,077)		110,100
Positive replacement values	186,014	24		186,038
Cash collateral receivables on derivative instruments	27,032			27,032
Financial assets designated at fair value	5,230			5,230
Loans	312,321	107		312,429
Financial investments available-for-sale	61,677	(80)		61,596
Consolidated participations	0	202		202
Investments in associates	1,010			1,010
of which: goodwill	358			358	4
Property, equipment and software	7,358	(88)		7,271
Goodwill and intangible assets	6,441			6,441
of which: goodwill	6,097			6,097	4
of which: intangible assets	344			344	5
Deferred tax assets	11,669	(1)		11,668
of which: deferred tax assets recognized for tax loss carry-forwards	6,315	(1)		6,314	9
of which: deferred tax assets on temporary differences	5,354			5,354	12
Other assets	22,109	(188)	1	21,883
of which: goodwill related to assets of disposal group held for sale	27			27	4
Total assets	979,746	(17,425)	1	962,322
Liabilities
Due to banks	11,202	(53)		11,149
Cash collateral on securities lent	7,381			7,381
Repurchase agreements	17,373			17,373
Trading portfolio liabilities	35,184			35,184
Negative replacement values	179,657	99		179,756
Cash collateral payables on derivative instruments	40,791	0		40,791
Financial liabilities designated at fair value	62,081	23		62,104
Due to customers	385,808	38		385,846
Debt issued	102,731	(16)		102,715
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital [2]	2,795			2,795	13
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital [2]	2,308			2,308	13
of which: amount eligible for low-trigger loss-absorbing tier 2 capital [3]	10,198			10,198	7
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital [4]	1,667			1,667	8
Provisions	4,097	(1)		4,096
Other liabilities	77,407	(17,429)	1	59,978
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[5]	908			908	13
Total liabilities	923,712	(17,340)	1	906,374
Equity
Share capital	385	(1)	1	385	1
Share premium	31,004		0	31,004	1
Treasury shares	(1,643)	0		(1,643)	3
Retained earnings	28,353	(204)	0	28,148	2
Other comprehensive income recognized directly in equity, net of tax	(4,022)	119	(1)	(3,904)	3
of which: unrealized gains / (losses) from cash flow hedges according to regulatory scope of consolidation	2,056			2,056	11
Equity attributable to UBS Group AG shareholders	54,077	(86)	1	53,991
Equity attributable to non-controlling interests	1,957			1,957	6
Total equity	56,034	(86)	1	55,949
Total liabilities and equity	979,746	(17,425)	1	962,322

1 References link respective lines of this table to the respective reference numbers provided in the column "References" in "Table 34: Composition of capital". 2 Represents IFRS book value. 3 IFRS book value is CHF 10,218 million. 4 IFRS book value is CHF 3,745 million. 5 IFRS book value is CHF 1,100 million. Refer to the "Compensation" section of our Annual Report 2014 for more information on the DCCP.

Table 34: Composition of capital

The table below provides the “Composition of capital” as defined by BIS and FINMA. The naming convention does not always reflect UBS’s naming convention used in our external reports. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

➔Refer to the “Capital management” section of our third quarter 2015 report for more information on phase-in arrangements

		Phase-in amounts	Effect of the transition phase	References [1]
	CHF million, except where indicated	30.9.15	30.9.15
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	31,389		1
2	Retained earnings	28,148		2
3	Accumulated other comprehensive income (and other reserves)	(5,547)		3
4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group common equity tier 1 capital)
6	Common equity tier 1 capital before regulatory adjustments	53,991
7	Prudential valuation adjustments	(61)
8	Goodwill, net of tax, less hybrid capital and additional tier 1 capital[2]	(2,573)	(3,859)	4
9	Intangible assets, net of tax[2]	(339)		5
10	Deferred tax assets recognized for tax loss carry-forwards[3]	(2,602)	(3,904)	9
11	Unrealized (gains) / losses from cash flow hedges, net of tax	(2,056)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions	(308)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(462)
15	Defined benefit plans
16	Compensation and own shares-related capital components (not recognized in net profit)	(1,527)
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	(667)	(1,776)	12
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard	(351)
26b	Other deductions	(2,557)		13
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions
28	Total regulatory adjustments to common equity tier 1	(13,503)	(9,540)
29	Common equity tier 1 capital (CET1)	40,488	(9,540)
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus	5,578
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards[5]	5,578		13
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group additional tier 1)	1,919	(1,919)	6
35	of which: instruments issued by subsidiaries subject to phase-out	1,919	(1,919)
36	Additional tier 1 capital before regulatory adjustments	7,497	(1,919)
37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owners (AT1 instruments)
38b	Holdings in companies which are to be consolidated (additional tier1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments	(3,859)	3,859
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
	Tier 1 adjustments on impact of transitional arrangements	(3,859)	3,859
	of which: prudential valuation adjustment
	of which: own CET1 instruments
	of which: goodwill net of tax, offset against hybrid capital and loss-absorbing capital	(3,859)	3,859
	of which: intangible assets (net of related tax liabilities)
	of which: gains from the calculation of cash flow hedges
	of which: IRB shortfall of provisions to expected losses
	of which: gains on sales related to securitization transactions
	of which: gains/losses in connection with own credit risk
	of which: investments
	of which: expected loss amount for equity exposures under the PD/LGD approach
	of which: mortgage servicing rights
42a	Excess of the adjustments which are allocated to the common equity tier 1 capital
43	Total regulatory adjustments to additional tier 1 capital	(3,859)	3,859
44	Additional tier 1 capital (AT1)	3,638	1,940
45	Tier 1 capital (T1 = CET1 + AT1)	44,125	(7,599)

Table 34: Composition of capital - continued
		Numbers phase-in	Effect of the transition phase	References [1]
46	Directly issued qualifying tier 2 instruments plus related stock surplus[4]	11,124		7
47	Directly issued capital instruments subject to phase-out from tier 2	1,674	(1,674)	8
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	12,798	(1,674)
52	Investments in own tier 2 instruments	(17)	8	7,8
53	Reciprocal cross holdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owners (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments which are allocated to the additional tier 1 capital
57	Total regulatory adjustments to tier 2 capital	(17)	8
58	Tier 2 capital (T2)	12,781	(1,667)
	of which: high-trigger loss-absorbing capital[5]	916		13
	of which: low-trigger loss-absorbing capital[4]	10,198		7
59	Total capital (TC = T1 + T2)	56,906	(9,266)
	Amount with risk-weight pursuant the transitional arrangement (phase-in)		(4,442)
	of which: DTA on temporary differences, excess over threshold		(4,442)
60	Total risk-weighted assets	220,755	(4,442)
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	18.3
62	Tier 1 (Pos 45 as a percentage of risk-weighted assets)	20.0
63	Total capital (pos 59 as a percentage of risk-weighted assets)	25.8
64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets	7.5
65	of which: capital buffer requirement	2.9
66	of which: bank-specific countercyclical buffer requirement	0.2
67	of which: G-SIB buffer requirement
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	18.0
68a-f	Not applicable for systemically relevant banks according to FINMA RS 11/2
72	Non significant investments in the capital of other financials	1,074
73	Significant investments in the common stock of financials	848
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	5,782
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardised approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1 References link respective lines of this table to the respective reference numbers provided in the column "References" in "Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation". 2 The CHF 6,432 million (CHF 2,573 million and CHF 3,859 million) reported in line 8 includes goodwill on investments in associates of CHF 358 million, DTL on goodwill of CHF 51 million and goodwill related to assets of disposal group held for sale of CHF 27 million reported in "Other assets" in Table 33. The CHF 339 million reported in line 9 includes DTL on intangibles of CHF 5 million. 3 The CHF 6,506 million (CHF 2,602 million and CHF 3,904 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 6,315 million deferred tax assets shown in the line "Deferred tax assets" in Table 33 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains and other temporary differences, which are adjusted out in line 11 and other lines of this table respectively. 4 The CHF 11,124 million in the line 46 includes CHF 10,208 million low-trigger loss-absorbing tier 2 capital recognized in line "Debt issued" in table 33, which is shown net of CHF 10 million investments in own tier 2 instruments reported in the line 52 of this table and high-trigger loss-absorbing capital of CHF 916 million reported in line 58. 5 CHF 5,578 million and CHF 916 million reported in line 32 and 58 of this table, respectively, includes the following positions: CHF 2,795 million and CHF 2,308 million recognized in the line "Debt issued" in Table 33, CHF 908 million DCCP recognized in the line "Other liabilities" in Table 33 and CHF 482 million recognized in DCCP-related charge for regulatory capital purposes in the line 26b "Other deductions" of this table.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  November 11, 2015